Mail Stop 7010

							October 11, 2005


via U.S. mail and Facsimile

Michael L. Hurt
Chief Executive Officer
Altra Industrial Motion, Inc.
14 Hayward Street
Quincy, Massachusetts 02171

	Re:	Altra Industrial Motion Inc.
Form S-4/A filed September 30, 2005
File No. 333-124944

Dear Mr. Hurt:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4/A filed September 30, 2005

Summary Terms of the Exchange Offer, page 4

1. Revise to disclose here, and elsewhere as appropriate, that under
the Registration Rights Agreement the company was required to have the registration statement declared effective 210 days after the old notes were issued and as a result of the registration statement not
yet being effective, the company is incurring penalty interest on the
outstanding old notes.  In this regard, we note your disclosure on
page F-55 under "9% Senior Secured Notes".   Please quantify the
amount of penalties that you have incurred as of the most recent date practicable.

Critical Accounting Policies, Intangible Assets, page 43

2. We have reviewed your response to our prior comment 12. Please expand your intangible assets disclosures on page 43 to include more of your response to our comment numbers 49 and 50 in your response dated August 12, 2005, so that your readers have a better understanding of any uncertainties or risks of change in the assumptions underlying your estimates. Specifically, please disclose the nature of the assumptions that you used under the income approach to value your intangible assets and why these assumptions bear risk of change. In addition, regarding the useful lives of your intangible assets, please disclose, as you state in your response, that:
* Your trade names and trademarks identify you and differentiate you from your competitors. Therefore, you do not believe that competition limits the useful life of your trade names and trademarks.
* All of your brands have been in existence for over 50 years and are not susceptible to obsolescence risk.
* You believe that your trade names and trademarks will continue to generate product sales for an indefinite period.
* In regards to your customer relationships,
o Your estimate that customer attrition rate is approximately 5% per year.
o Your customers tend to be long-term customers, with very little turn-over.
o Although you do not have long-term contracts with your customers, you have historically established long-term relationships with them so that it becomes extremely difficult for your competitors to displace your customers.
o Based on this analysis, you determined that the first twelve years generated 95% of the present value of the discounted cash flows attributable to your customer relationships. Therefore, you concluded that your customer relationships intangible asset has an estimated useful live of twelve years.

In addition, we note that you have referred to experts in your intangible assets policy on page 43, that the fair value of your intangible assets were, "determined by an independent valuation firm." If you retain the references to experts, identify the experts and file their consents. Please refer to Section 436(b) of Regulation C.

Products, page 59

3. We note your response to comment 39 in your response letter dated
August 12, 2005, that you are unable to provide the disclosures related to paragraph 37 of SFAS No. 131 because your "general purpose financial statements do not identify specific product line sales across [your] organization nor can [you] readily determine groups of similar product sales." However, on page 46 of your S-4/A #2, you disclose that your net sales increased for the six months ended July
1, 2005 compared to the six months ended June 30, 2004 due to "increased sales to certain transportation OEM customers, partially offset by a weakening at [your] turf and garden OEM customers." Please explain to us in further detail why it is impracticable to disclose product sales in accordance with paragraph 37 of SFAS No. 131, given that you are able to identify changes in sales to these customers.

12. Related-Party Transactions, page F-28

4. We note your response to our prior comment 14. Although you view these costs to be similar to costs that would be incurred if you contracted with a third-party investment banking firm, these amounts were paid to your principal shareholder. Paragraph A8 of SFAS No. 141 limits the capitalization of costs to "out-of-pocket" costs paid to outside consultants. Internal costs associated with a business combination (whether one-time costs or reoccurring in nature) should be expensed as incurred. Accordingly, please amend your filing to reflect these costs in your consolidated statement of operations.

12.  Related-Party Transactions, page F-56

5. We note that you paid certain expenses on behalf of your parent company, Altra Holdings, Inc. (Holdings). Please explain to us the nature of these expenses. Please also clarify how you determined that these costs should be recognized in Holdings` statement of operations, as opposed to yours, given that Holdings appears to have no operations other than those related to you.

Exhibit 99.1 - Letter of Transmittal

6. We note instruction 9 on page 12. We note that you may determine in your "sole discretion" whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Exhibit 99.5 - Exchange Agent Agreement

7. The agreement states that the exchange offer shall expire at 5:00p.m., New York City time on a date as yet to be determined.
It
appears that this conflicts with your disclosures in the prospectus and the letter of transmittal which state that the offer shall expire at midnight, New York City time on a date as yet to be determined. Please revise.

8. We note several instances in which you indicate that you will issue new notes or return any old notes not accepted for exchange "as promptly as practicable" after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration, non-acceptance, or termination of the offer, as applicable. Please revise.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions on accounting comments to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Nili Shah,
Branch Chief, at (202) 551-3255. Direct questions on disclosure issues to Tamara Brightwell, Staff Attorney, at (202) 551-3751 or, in her absence, to Chris Edwards, Special Counsel, at (202) 551-3742, or the undersigned at (202) 551-3760.


	Sincerely,



	Pamela A. Long
	Assistant Director




cc: 	Todd R. Chandler, Esq.
	Weil, Gotshal & Manges LLP
	767 Fifth Avenue
	New York, New York 10153

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Michael L. Hurt
Altra Industrial Motion, Inc.
October 11, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE